Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275235

PROSPECTUS

ARB IOT GROUP LIMITED

Up to 20,124,963 Ordinary Shares

This prospectus relates to the distribution of up to 20,124,963 ordinary shares, par value $0.0001 per share, of ARB IOT Group Limited, a Cayman Islands exempted company with limited liability (“we,” “us, “our” or “our company”), by our parent company, ARB Berhad, a Malaysian company. ARB Berhad will distribute up to 20,124,963 of these shares to its shareholders.

We will not receive any proceeds from the distribution of our ordinary shares to the shareholders of ARB Berhad.

Our ordinary shares are traded on the Nasdaq Stock Market under the symbol “ARBB.” On January 22, 2024, the last reported sale price for our ordinary shares was $1.16 per share.

Our company is currently a 94.56% owned subsidiary of ARB Berhad. ARB Berhad is a public company listed on the Main Market of Bursa Malaysia Securities Berhad. Its stock name on such exchange is “ARBB.”

This prospectus is being furnished in connection with the distribution of our ordinary shares by ARB Berhad to its shareholders, which will occur as soon as practicable after the registration statement of which this prospectus forms a part has been declared effective by the Securities and Exchange Commission (the “SEC”).  Following the distribution, our company will no longer be a majority-owned subsidiary of ARB Berhad.

ARB Berhad is effectuating the distribution pursuant to the terms of the resolutions adopted by its board of directors on October 17, 2023. As of the date of this prospectus, we had 26,437,500 ordinary shares issued and outstanding, 25,000,000 of which were held by ARB Berhad. ARB Berhad intends to distribute up to 20,124,963 of these shares to its shareholders, as all of its irredeemable convertible preference shares (ICPS) had been converted into its ordinary shares as of the record date. The board of directors of ARB Berhad set the record date for this distribution as January 22, 2024. As of the record date, ARB Berhad had 1,249,801,166 ordinary shares issued and outstanding. ARB Berhad’s shareholders at the close of business on the record date are entitled to receive the shares distributed on a pro rata basis. Consequently, ARB Berhad’s shareholders will receive our ordinary shares at a ratio of 14 of our ordinary shares for every 1,000 ordinary shares of ARB Berhad that they held on the record date. Our ordinary shares being distributed to the shareholders of ARB Berhad will be registered in book entry form and no share certificates representing those shares will be delivered to any shareholders of ARB Berhad.

We are furnishing this prospectus to provide information to the shareholders of ARB Berhad who will receive our ordinary shares in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities or those of ARB Berhad.

No approval by the shareholders of our company is required for distribution, and none is being sought.  Nor is our company asking you for a proxy.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You are urged to carefully consider the risk factors beginning on page 8 of this prospectus, in any accompanying prospectus supplement and in the documents incorporated by reference into this prospectus before making any decision to invest in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 25, 2024

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus and we take no responsibility for any other information others may give you. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our ordinary shares. You should carefully read the entire prospectus, including the matters set forth under the section of this prospectus captioned “Risk Factors” and the financial statements and related notes and other information that we incorporate by reference herein, including, but not limited to, the 2023 Annual Report on Form 20-F and our other SEC reports.

Our Company

Overview

We are a provider of complete solutions to our clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as a substantial range of services such as system integration and system support services. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Recent new technology trends such as artificial intelligence (“AI”), cloud computing, 5G, robotic process automation, IoT and hyper-connectivity continue to transform businesses and drive companies to seek digital changes to meet evolving demands of customers. We have built up an IoT development ecosystem to help our customers address the challenges and opportunities brought by new digital technologies, offering an array of design and development system software, application software and other software in providing digital solutions for various processes, sub-processes, transactions and activities.

Currently, we have organized our operations into four business lines:

●	IoT Smart Home & Building. Design and implement smart home & building solutions which can integrate a range of electrical appliances, centralized control and remote monitoring, accessible via mobile devices and Windows operating systems.

●	IoT Smart Agriculture. Carry out services of supply, installation, commissioning and testing of smart hydroponic and farming systems which include IoT concept and functionality to the existing systems.

●	IoT System Development. Provide industrial building management systems on construction projects to improve the efficiency and accuracy of construction projects. We are also expanding into warehouse management system, point-of-sale system as well as drone services for farms and plantations.

●	IoT Gadget Distribution. Support the marketing and sales of mobile gadget accessories by resellers, distributors and retailers, who are responsible for distribution to end users in Malaysia.

We have benefited from ARB Berhad’s experience, reputation and network in the IT industry. Prior to the completion of our initial public offering on April 10, 2023, we operated as an operating segment of ARB Berhad. As an operating segment of a seasoned public company, we have gained from established business processes and a veteran leadership team, allowing us to focus our attention on growing and developing our IoT business. While our history with ARB Berhad has provided us with certain competitive advantages, we believe that the separation and our initial public offering and listing on the Nasdaq help promote clearer segregation of business responsibilities and operations for the IoT segment, thereby enabling efficient allocation of resources to accelerate the growth of our IoT business, and allow us to have direct access to a globally recognized stock exchange, which may increase our financial flexibility to explore expansion and growth prospects and enhance our corporate reputation and recognition.

Following this distribution, no single individual, entity or group will hold more than 50% of our voting power for the election of directors. As such, we will no longer be deemed to be a controlled company under the Nasdaq Rules. In addition, following this distribution, we will no longer be included in ARB Berhad’s consolidated group for Malaysian income tax, accounting or public company reporting purposes.

Our revenue increased from approximately $10.8 million for the fiscal year ended June 30, 2021 to approximately $94.9 million for the fiscal year ended June 30, 2022, an increase of $84.1 million, or 780.7%. Revenue decreased from approximately $94.9 million for the fiscal year ended June 30, 2022 to approximately $51.9 million for the fiscal year ended June 30, 2023, a decrease of $43.0 million or 45.3%. Our profit increased from approximately $4.0 million for the fiscal year ended June 30, 2021 to approximately $15.7 million for the fiscal year ended June 30, 2022, an increase of $11.7 million or 288.4%. Profit decreased from approximately $15.7 million for the fiscal year ended June 30, 2022 to approximately $5.9 million for the fiscal year ended June 30, 2023, a decrease of $9.8 million or 62.4%.

Our Corporate History and Structure

In October 1997, ARB Berhad, our controlling shareholder, was incorporated in Malaysia. Since February 2004, it has been listed on the Main Market of Bursa Malaysia Securities Berhad. ARB Berhad commenced IoT business in 2019, starting with offering smart home and building solutions.

On March 1, 2022, ARB IOT Group Limited was incorporated under the laws of Cayman Islands as an indirect wholly owned subsidiary of ARB Berhad. Following the completion of a restructuring in March 2022, ARB IOT Group Limited became an indirect holding company of our operating subsidiaries which conduct IoT Smart Home & Building, IoT Smart Agriculture, IoT System Development and IoT Gadget Distribution businesses in Malaysia.

On June 9, 2022, we subdivided all of our 50,000 authorized shares of par value $1.00 each into 500,000,000 shares, par value $0.0001 each, resulting in our direct shareholder then, ARB IOT Limited, holding 10,000 ordinary shares of par value $0.0001. On June 9, 2022, an additional 9,990,000 ordinary shares were issued to ARB IOT Limited for a purchase price of $0.0001 per share. On September 19, 2022, ARB IOT Limited subscribed for another 15,000,000 ordinary shares, at a purchase price of $0.0001 per share.

On April 10, 2023, we closed our initial public offering of 1,250,000 ordinary shares, at an offering price of $4.00 per ordinary share, for gross proceeds of approximately $5.0 million. Our ordinary shares began trading on the Nasdaq Capital Market on April 5, 2023, under the symbol “ARBB.” On April 25, 2023, we completed the sale of an additional 187,500 ordinary shares at the public offering price of $4.00 per share, pursuant to the exercise by the underwriter of the over-allotment option, in full, granted to it in connection with our initial public offering.

On September 29, 2023, ARB IOT Limited who then directly held 25,000,000 ordinary shares of the Company, declared a dividend in specie of these 25,000,000 shares to be paid to ARB Holdings Sdn. Bhd., the sole shareholder of ARB IOT Limited. On October 2, 2023, ARB Holdings Sdn. Bhd. Declared a dividend in specie of the 25,000,000 shares to be paid to ARB Berhad, the sole shareholder of ARB Holdings Sdn. Bhd. As a result, ARB Berhad directly holds 25,000,000, or 94.56%, of our issued and outstanding ordinary shares as of the date of this prospectus.

We operate our business through our indirect subsidiaries in Malaysia. The following diagram illustrates our corporate structure as of the date of this prospectus.

Our Risks and Challenges

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

●	We have a limited operating history and experience in the Malaysian IoT industry, which may make it difficult to evaluate our business and prospects and may not be indicative of our future growth or financial results.

●	We are subject to credit risks associated with a significant amount of accounts receivable, and if we are unable to collect accounts receivable from our customers, our results of operations and cash flows could be materially adversely affected.

●	We are a holding company, and we are accordingly dependent upon distributions from our subsidiaries to service our debt and pay dividends, if any, taxes and other expenses.

●	If our customers fail to pay us in accordance with the terms of their agreements, we may have to bring actions to compel payment.

●	All of our projects have agreed milestones and specific completion dates. If we fail to meet these contractual commitments, we could be subject to financial penalties or claims for liquidated damages, which could adversely affect our business, operating results, financial condition and prospects.

●	A major safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

●	We have engaged in and plan to conduct additional strategic transactions, which could divert our management’s attention, result in additional dilution to our shareholders, disrupt our operations and adversely affect our operating results. We may not be able to successfully integrate acquired businesses and technologies or achieve the anticipated benefits of such acquisitions.

●	Our planned expansions outside Malaysia and in the ASEAN region subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition.

●	As a IoT solution service provider, our success depends on our ability to recruit, deploy and manage employees.

●	A failure or breach of our security systems or infrastructure as a result of cyber-attacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

●	We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

●	The market we compete is competitive.

●	If we fail to adopt new technologies to address evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

●	We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, physical and e-commerce retail, digital content, web services, electronic devices, advertising, and other products and services that we offer or sell. Unfavorable changes could harm our business.

●	Our operations are subject to various laws and regulations in Malaysia.

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities.

●	Because our principal assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in Malaysia.

●	Some of our directors and executive officers own shares of ARB Berhad or other securities or rights to acquire ARB Berhad’s shares and hold positions with ARB Berhad, which could cause conflicts of interest, or the appearance of conflicts of interest.

●	We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in annual gross revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our initial public offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards.

Implications of Being a Foreign Private Issuer

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

●	sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

●	sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We are required to file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents, and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Corporate Information

Our principal executive offices are located at 2F-09, Pusat Perdagangan IOI, No. 1 Persiaran Puchong Jaya Selatan, Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia. The telephone number at our executive offices is +6010-947 5998.

ARB IOT Group’s registered office is currently located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, which may be changed from time to time at the discretion of directors.

ARB IOT Group’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Our website can be found at www.arbiotgroup.com. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our ordinary shares.

The Offering

Shares outstanding:(1)	26,437,500 shares.
Shares to be distributed:	Up to 20,124,963 shares.
Use of proceeds:	We will not receive any proceeds from the distribution of our shares by ARB Berhad.
The distribution:

ARB Berhad will distribute up to 20,124,963 of our ordinary shares to its shareholders, representing 76.12% of our issued and outstanding ordinary shares. ARB Berhad will own 4,875,037, or 18.44%, of our ordinary shares immediately following the distribution, if 20,124,963 of our ordinary shares are distributed.

Of up to 20,124,963 ordinary shares to be distributed, it is estimated that a total of 7,142,360 shares, or 27.02% of our issued and outstanding ordinary shares, will be beneficially owned by our Chairman and Chief Executive Officer, Dato’ Sri Liew Kok Leong, by virtue of his direct and indirect ownership of shares of ARB Berhad. See “Principal Shareholders” for additional information.

Record date:	The record date for the distribution is January 22, 2024.
Distribution date:	We currently anticipate that the distribution will occur as soon as practicable after the date that the registration statement of which this prospectus forms a part is declared effective by the SEC.
Distribution ratio:	If you were a shareholder of ARB Berhad on the record date, you will receive 14 of our ordinary shares for every 1,000 shares of ARB Berhad that you held on the record date.
Distribution agent:	VStock Transfer, LLC, which serves as the transfer agent for our ordinary shares, will serve as distribution agent to distribute the shares.
Distribution of shares:	On the distribution date, the distribution agent will distribute up to 20,124,963 of our ordinary shares to the shareholders of ARB Berhad on the record date. The shareholders of ARB Berhad will not be required to make any payment or take any other action to receive our ordinary shares.
Lock-up Agreement:

Our ordinary shares being distributed to the shareholders of ARB Berhad will be registered in book entry form and no share certificates representing those shares will be delivered to any shareholders of ARB Berhad.

The shares you receive in the distribution will become freely tradeable unless you are an affiliate of our company.

Certain U.S. Federal income tax consequences:	The distribution may be taxable to the recipient, as with any dividend.
Appraisal rights:	The shareholders of our company do not have any appraisal rights in connection with the distribution.
Nasdaq trading symbol:	ARBB

(1)	The number of ordinary shares outstanding is based on 26,437,500 shares outstanding as of January 22, 2024 and excludes:

●	71,875 ordinary shares issuable upon exercise of outstanding warrants at an exercise price of $4.40 per share.

Questions And Answers Concerning The Distribution

Will every shareholder of ARB Berhad share in proportion to their holdings in ARB Berhad?

Yes, each shareholder of ARB Berhad will receive our ordinary shares at a ratio of 14 ordinary shares of our company for every 1,000 shares of ARB Berhad that they held on the record date. Fractional shares will be disregarded and dealt with in such manner as ARB Berhad’s board of directors shall in its discretion deem fair and in the best interests of ARB Berhad.

The actual number of our ordinary shares that ARB Berhad’s shareholders will receive is illustrated as follows:

Number of shares of ARB Berhad held on the record date	Number of our ordinary shares to be received in the distribution
100	1
300	4
1,000	14

What is the connection between ARB Berhad and our company?

We are presently a 94.56% owned subsidiary of ARB Berhad. ARB Berhad is a public company listed on the Main Market of Bursa Malaysia Securities Berhad. Its stock name on such exchange is “ARBB.”

Following the distribution, we will no longer be a majority-owned subsidiary of ARB Berhad, and ARB Berhad will own approximately 18.44% of our issued and outstanding ordinary shares immediately following the distribution.

Why are we engaging in the distribution?

We are engaging in the distribution principally because management of both our company and ARB Berhad believe that the distribution will benefit the shareholders of ARB Berhad since distributing our ordinary shares will enable the shareholders of ARB Berhad to increase or decrease their level of participation in our business by varying their level of investment in us separate from ARB Berhad, and will benefit our shareholders by increasing the number of holders of our ordinary shares, which our management believes could enhance the liquidity of our shares.

The distribution will allow management of each company to focus solely on the business of that business. ARB Berhad focuses on the provision of enterprise resource planning (ERP) solutions. Our company is engaged in providing IoT related solutions and systems. The distribution will allow us to pursue our business plan independently. It also allows ARB Berhad to focus on its ERP business and other potential businesses. The distribution will provide investors with greater choice and flexibility in their investment decisions. It may also enhance access to financing by allowing the financial community to focus separately on each company.

Can I sell my shares?

Our ordinary shares being distributed to the shareholders of ARB Berhad will be registered in book entry form and no share certificates representing those shares will be delivered to any shareholders of ARB Berhad.

Upon distribution, our ordinary shares being distributed to shareholders of ARB Berhad will be freely transferable without restriction or further registration under the Securities Act, except for shares received by persons who may be deemed to be our “affiliates,” as such term is defined under the Securities Act. Persons who may be deemed to be our affiliates after the distribution include individuals or entities that control, are controlled by or under common control with our company, and include our directors and executive officers, as well as any shareholder owning 10% or more of our issued and outstanding ordinary shares. Ordinary shares of our company held by affiliates may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, including an exemption contained in Rule 144 under the Securities Act. See “Shares Eligible for Future Sale” for additional information.

Where will our ordinary shares trade?

Our ordinary shares are traded on the Nasdaq Stock Market under the symbol “ARBB.”

What are shares of our company worth?

The value of our shares will be determined by their trading price after the distribution is effected. We do not know what the trading price will be and we can provide no assurances as to the value of such shares, if any.

What are the tax consequences to me of the distribution?

ARB Berhad has not requested, nor does it intend to request, a ruling from the Internal Revenue Service or an opinion of tax counsel as to the federal income tax consequences of the distribution. However, based on the facts of the proposed transaction, it is the opinion of the management of ARB Berhad that the distribution of our ordinary shares will be treated as a taxable dividend distribution of property to its shareholders. The amount of the distribution for purposes of Section 301 of the Internal Revenue Code of 1986, as amended (the “Code”) will be equal to the fair market value of our shares on the date of the distribution. However, each shareholder’s individual circumstances may affect the tax consequences of the distribution to such shareholder. We strongly urge all shareholders of ARB Berhad to consult with their own tax, financial, or investment advisor or legal counsel experienced in these matters. See “Material U.S. Federal Tax Consequences of the Distribution” for more information.

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained, or incorporated by reference, in this prospectus, before purchasing our ordinary shares. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements”.

Risks Related to Our Business

We have a limited operating history and experience in the Malaysian IoT industry, which may make it difficult to evaluate our business and prospects and may not be indicative of our future growth or financial results.

We began operations in 2019, starting with offering smart home and building solutions, and since then, have expanded our product and service offerings to provide IoT solutions for agriculture, construction, consumer electronics, retail and other industries. Following the business expansion, our revenue increased from approximately RM50.3 million ($10.8 million) for the fiscal year ended June 30, 2021 to approximately RM443.0 million ($94.9 million) for the fiscal year ended June 30, 2022, an increase of RM392.7 million ($84.1 million), or 780.7%. Our profit increased from approximately RM18.9 million ($4.0 million) for the fiscal year ended June 30, 2021 to approximately RM73.4 million ($15.7 million) for the fiscal year ended June 30, 2022, an increase of 287.8%. In the fiscal year ended June 30, 2023, we focused on providing IoT solutions such as point-of-sale system, inventory management system and other IoT machines to the retail industry, in order to offset reduced revenues from system development for the construction and property development industries. While pivoting our business strategy, our revenue decreased from approximately RM443.0 million ($94.9 million) for the fiscal year ended June 30, 2022 to approximately RM242.1 million ($51.9 million) for the fiscal year ended June 30, 2023, a decrease of RM200.9 million ($43.0 million) or 45.3%. Profit decreased from approximately RM73.4 million ($15.7 million) for the fiscal year ended June 30, 2022 to approximately RM27.5 million ($5.9 million) for the fiscal year ended June 30, 2023, a decrease of RM45.8 million ($9.8 million) or 62.4%. We have a limited operating history in the Malaysian IoT industry, which makes it difficult to evaluate our business and prospects. Our growth prospects should be considered in light of the risks and uncertainties that companies with a limited operating history and experience in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

●	introduce new products and services;

●	improve our existing products and services;

●	retain existing clients and attract new clients;

●	identify business synergies and enhance connectivity for our clients;

●	adjust and optimize our business model;

●	successfully compete with other companies that are currently in, or may in the future enter, our industry or similar industries; and

●	observe and strategize on the latest market trends.

All these endeavors involve risks and will require significant allocation of management and employee resources. We cannot assure you that we will be able to effectively manage our growth or implement our business strategies effectively. If the market for our services does not develop as we expect or if we fail to address the needs of this dynamic market, our business, results of operations, and financial condition will be materially and adversely affected.

Our expansion into new products, services, technologies, market segments and geographic regions subjects us to additional risks.

In 2021, we ventured into a number of new market segments, products and services, including IoT Smart Agriculture, industrial building management, drone services and warehouse management. We have limited or no experience in our newer market segments, and our customers may not adopt our product or service offerings. These offerings, which can present new and difficult technology challenges, may subject us to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may not meet our expectations, and we may not be successful enough in these newer activities to recoup our investments in them. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, we may need to impose more rigorous risk management systems and policies, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may materially and adversely affect our financial condition and results of operations. Failure to realize the benefits of amounts we invest in new technologies, products, or services could also result in the value of those investments being written down or written off.

We are subject to credit risks associated with a significant amount of accounts receivable, and if we are unable to collect accounts receivable from our customers, our results of operations and cash flows could be materially adversely affected.

Our normal trade credit terms range between 30 to 210 days. As of June 30, 2023, 2022 and 2021, we had approximately RM38.4 million ($8.2 million), RM101.2 million ($21.7 million) and RM23.7 million ($5.1 million) in trade receivables. We provide a long credit period from 210 days to 365 days to some large customers to secure contracts from them. However, our customers sometimes still require additional time for payment, depending on their cash flow. Due to uncertainty of the timing of collection, we establish allowance for doubtful account based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as on past trends of collections. Considering customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against account receivable balance, with a corresponding charge recorded in the consolidated statements of operations and other comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We did not have any bad debt write-off during the years ended June 30, 2023, 2022 and 2021.

Although we manage credit risk related to our customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures, if there is an occurrence of circumstances that affect our customers’ ability to pay us such as deteriorating conditions in, bankruptcies, or financial difficulties of a customer or within their industries generally, our operating cash flow will be under tremendous pressure, and we could experience payment delays or default in payment to our suppliers or other creditors, which may result in material and adverse impact on our business, results of operations and financial condition.

We are a holding company, and we are accordingly dependent upon distributions from our subsidiaries to service our debt and pay dividends, if any, taxes and other expenses.

We are a Cayman Islands holding company and have no material assets other than ownership of equity interests in our subsidiaries. We have no independent means of generating revenue. We intend to cause our subsidiaries to make distributions to their shareholders in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. Our ability to service our debt, if any, depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or other distributions, to pay amounts due on our obligations. Future financing arrangements may contain negative covenants that limit the ability of our subsidiaries to declare or pay dividends or make distributions. Our subsidiaries are separate and distinct legal entities; to the extent that we need funds, and our subsidiaries are restricted from declaring or paying such dividends or making such distributions under applicable law or regulations or are otherwise unable to provide such funds (for example, due to restrictions in future financing arrangements that limit the ability of our operating subsidiaries to distribute funds), our liquidity and financial condition could be materially harmed.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with ARB Berhad, our controlling shareholder, and its affiliated companies. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with these transactions were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

We may in the future enter into additional transactions with entities controlled by ARB Berhad or in which any of our directors, officers or principal shareholders (including ARB Berhad), or any members of their immediate family, have a direct or indirect material interest. Such transactions present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

Our Audit Committee is responsible for reviewing and approving all material related party transactions. We rely on the laws of the Cayman Islands, which provide that the directors owe a duty of care and a duty of loyalty to our company. Under Cayman Islands law, our directors have a duty to act honestly, in good faith, and view our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties. These transactions, individually or in aggregate, may have an adverse effect on our business and results of operations or may result in litigation or enforcement actions by the SEC or other agencies.

There is no assurance that our IoT agriculture projects will operate as intended.

During the year ended June 30, 2023, we completed construction and deployment of a newly developed IoT smart farming system on approximately 35 acres of lands in Kampung Tok Dor, Terengganu, Malaysia. In the year ended June 30, 2022, we completed construction and deployment of our initial hydroponics IoT project on approximately 30 acres of land in Cameron Highlands, Pahang, Malaysia. However, as these projects were recently completed and have not been in operation for long, they are subject to certain risks, including that they may not be able to achieve or maintain the intended benefits, such as high production yields, lower crop losses and reduced operation costs.

If our customers fail to pay us in accordance with the terms of their agreements, we may have to bring actions to compel payment.

We typically enter into multiple year arrangements with our customers. If customers fail to pay us under the terms of our agreements, we may be adversely affected both from the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. The risk of such negative effects increases with the term length of our customer arrangements. Furthermore, some of our customers may seek bankruptcy protection or other similar relief, including as a result of the impacts and disruptions caused by events beyond their control such as the COVID-19 pandemic, and fail to pay amounts due to us, or pay those amounts more slowly, either of which could adversely affect our business, results of operations and financial condition.

Our product supply and service agreements generally give our customers flexibility to terminate engagements without cause by giving notice in advance, and as such, subjects our revenue to uncertainty to some degree.

Our product supply and service agreements, such as our drones agreements, typically allow our clients to terminate our master agreements and work orders with or without cause, and, in the case of termination without cause, subject to 30 days’ prior notice.

Our clients may terminate or reduce their use of our services for a number of reasons, including that they are not satisfied with our services or our ability to meet their needs and expectations. Even if we successfully deliver on contracted services and maintain close relationships with our clients, factors beyond our control could cause the loss of or reduction in business or revenue from our existing clients. These factors include without limitation:

●	the business or financial condition of that client or the economy generally;

●	a change in strategic priorities by our clients, resulting in a reduced level of spending on technology services;

●	changes in the personnel at our clients who are responsible for procurement of information technology, services or with whom we primarily interact;

●	a demand for price reductions by our clients; and

●	a decision by that client to move work in-house or to one or several of our competitors.

The ability of our clients to terminate their engagement with us at will makes our future sales amounts uncertain. We may not be able to replace any client that chooses to terminate or not renew its contract with us, which could materially adversely affect our revenue and thus our results of operations. Furthermore, terminations in engagements may make it difficult to plan our project resource requirements.

If a significant number of clients cease using or reduce their usage of our services, we may be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenue from clients or lay off our IT professionals. Such changes could adversely affect our business, results of operations and financial condition.

We depend on a limited number of customers for a large portion of our revenues.

We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. For the year ended June 30, 2023, the major customers of the Company were PSSBJAYA Holdings Sdn. Bhd., accounting for 31% of the total revenue, and Annum Industries Sdn. Bhd, accounting for 15% of the total revenue. Both customers were unrelated third parties. For the year ended June 30, 2022, one major customer, Ageson Industrial Sdn. Bhd. (formerly known as AB5 Sdn. Bhd.), accounted for 59.5% of the revenues from the IoT System Development line of business and 34.8% of the total revenues. Ageson Industrial Sdn. Bhd. is a related party. For the year ended June 30, 2022, another major customer, who is an unrelated third party, accounted for 30.9% of the revenues from the IoT System Development line of business and 18.1% of the total revenues. For the year ended June 30, 2021, one (1) major customer, who is an unrelated third party, accounted for 95.1% of the revenues from the IoT Smart Home & Building line of business and 56.2% of the total revenues. For the year ended June 30, 2021, another major customer, ARB Cloud Sdn. Bhd., accounted for 100% of the revenues from the IoT System Development line of business and 11.9% of the total revenues. ARB Cloud Sdn. Bhd. is a related party. The loss of, or a substantial decrease in the volume of, revenues by any of our top customers could harm our revenues and profitability. In addition, an adverse change in the terms of our dealings with, or in the financial wherewithal or viability of, one or more of our significant customers could harm our business, financial condition and results of operations.

We expect that a significant portion of our revenues will continue to be derived from a small number of customers and that the percentage of revenues represented by these customers may increase. As a result, changes in the strategies of our largest customers or in their operating environments may reduce our revenues, as a result of customers modifying their sales, pricing, or spending practices. The loss of such sales could have an adverse effect on our business, financial condition and results of operations.

All of our projects have agreed milestones and specific completion dates. If we fail to meet these contractual commitments, we could be subject to financial penalties or claims for liquidated damages, which could adversely affect our business, operating results, financial condition and prospects.

All of our projects have agreed milestones and specific completion dates. There is a risk that we may encounter delays in completing our projects or meeting agreed milestones. Failure to complete our projects on time or meet agreed milestones may subject us to financial penalties and claims arising for liquidated damages by our customers. Any extended service delays could adversely affect our reputation, ability to attract new customers and retain existing customers, revenue, and operating results.

We depend on third-party providers and suppliers for components of our IoT smart agriculture, smart home and building, and industrial building management systems and projects, third-party software licenses for our products and services, and third-party providers to transmit signals to our monitoring facilities and provide other services to our customers. Any failure or interruption in products or services provided by these third parties could harm our ability to operate our business.

We source a variety of hardware and software from third party suppliers for our IoT smart agriculture, smart home and building, industrial building management systems and projects. As a result, our ability to implement IoT solutions for customers depends on third parties providing us with timely and reliable products and services at acceptable prices. In developing and operating our projects, we rely on products supplied by third parties meeting our design and other specifications and on components manufactured and delivered from third parties, and on certain services performed by third parties. We also rely on contractors to perform substantially all of the construction and installation work related to our projects, and we may need to engage subcontractors with whom we have no experience. Any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect the quality and performance of our projects and require considerable expense to maintain and repair our projects, which could harm our brand, reputation or growth. In addition, if we are unable to avail ourselves of warranties and other contractual protections with providers of products and services, we may incur additional costs related to the affected products and services, which could adversely affect our business, operating results, or financial condition.

We rely on third-party software for key automation features in certain of our offerings and on the interoperation of that software with our own, such as our mobile applications and related platform. We could experience service disruptions if customer usage patterns for such offerings exceed, or are otherwise outside of, design parameters for the system and the ability for us or our third-party provider to make corrections. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships, and materially and adversely affect our business. We also rely on certain software technology that we license from third parties and use in our products and services to perform key functions and provide critical functionality. For example, we license the software platform for our monitoring operations from third parties. Because a number of our products and services incorporate technology developed and maintained by third parties, we are, to a certain extent, dependent upon such third parties’ ability to update, maintain, or enhance their current products and services; to ensure that their products are free of defects or security vulnerabilities; to develop new products and services on a timely and cost-effective basis; and to respond to emerging industry standards, customer preferences, and other technological changes. Further, these third-party technology licenses may not always be available to us on commercially reasonable terms, or at all. If our agreements with third-party vendors are not renewed or the third-party software becomes obsolete, is incompatible with future versions of our products or services, or otherwise fails to address our needs, we cannot provide assurance that we would be able to replace the functionality provided by the third-party software with technology from alternative providers. Furthermore, even if we obtain licenses to alternative software products or services that provide the functionality we need, we may be required to replace hardware installed at our monitoring centers and at our customers’ sites, including security system control panels and peripherals, in order to execute our integration of or migration to alternative software products. Any of these factors could materially adversely affect our business, financial condition, results of operations, and cash flows.

We will rely on various third-party telecommunications providers (if any) and signal processing centers (if any) to transmit and communicate signals to our monitoring facility in a timely and consistent manner. These telecommunications providers and signal processing centers could deprioritize or fail to transmit or communicate these signals to the monitoring facility for many reasons, including disruptions from fire, natural disasters, pandemics, weather and the effects of climate change (such as flooding, wildfires, and increased storm severity), transmission interruption, malicious acts, provider preference, government action, or terrorism. The failure of one or more of these telecommunications providers or signal processing centers to transmit and communicate signals to the monitoring facility in a timely manner could affect our ability to provide alarm monitoring, automation, and interactive services to our customers. We also rely on third-party technology companies to provide automation and interactive services to our customers. These technology companies could fail to provide these services consistently, or at all, which could result in our inability to meet customer demand and damage our reputation. There can be no assurance that third-party telecommunications providers, signal processing centers, and other technology companies will continue to transmit and communicate signals to the monitoring facility or provide automation and interactive services to customers without disruption. Any such failure or disruption, particularly one of a prolonged duration, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We source software and hardware from various local suppliers and any disruption in global supply chain may affect our business, operating results, and financial condition.

We source hardware and software from local suppliers. While we are not dependent on any single supplier, any serious and prolonged global shortage of hardware and software required to implement our projects may lead to delay in delivery to customers which may affect our reputation, our business relationship with our customers, or expose us to late delivery penalties. This in turn could potentially result in loss of business opportunities or loss of revenue that may adversely affect our profitability and growth.

Our success in the IoT gadgets distribution business depends on our relationships with third party gadget suppliers and their continued performance.

We source IoT gadgets primarily from a third party supplier on an order-by-order basis and sell them through a large number of resellers, distributors and retailers. We provide sales services to these resellers, distributors and retailers to support their distribution to end users. If the products of the third party supplier have real or perceived quality or safety issues, we may experience negative effects to our reputation as a result of our procurement of products from them. In addition, such supplier may develop relationships with our competitors and such relationships may result in them terminating collaboration with us. If we fail to effectively manage our relationships with, or lose such supplier, we may not be able to substitute them with suitable alternative business partners in a timely manner on commercially acceptable terms or at all, which may negatively impact our revenues, financial condition, operations and prospects.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties generally include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could harm our business, results of operations, and financial condition. Although we normally contractually limit our liability with respect to such indemnity obligations, those limitations may not be fully enforceable in all situations, and we may still incur substantial liability under those agreements. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Our ability to manage approximately 1,100 resellers, distributors and retailers for the distribution of IoT gadgets is subject to a number of risks.

We have a total of approximately 1,100 resellers, distributors and retailers for the distribution of mobile gadget accessories. This business line is primarily based on individual purchase orders placed by these resellers, distributors and retailers. If they fail to successfully market and sell gadget products to end users, or fail to obtain sufficient capital or effectively manage their business operations, consumer relationships, labor relationships or credit risks, it could adversely affect our revenues, as a result of reduced sales of gadget products to them.

A major safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Construction sites are inherently dangerous, and provision of services to the construction, homebuilding and land development industries poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the projects we work on, health and safety performance is critical to the success of our solutions in these fields.

Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements or litigation, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation and our relationships with relevant regulatory agencies, governmental authorities and local communities, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We have engaged in and plan to conduct additional strategic transactions, which could divert our management’s attention, result in additional dilution to our shareholders, disrupt our operations and adversely affect our operating results. We may not be able to successfully integrate acquired businesses and technologies or achieve the anticipated benefits of such acquisitions.

In pursuing our business strategy, we have in the past acquired and plan to seek to acquire or invest in businesses, products, technologies, or talent that we believe could complement or expand our business, augment our service and solution offerings, enhance our technical capabilities or otherwise offer growth opportunities. We may compete with others for the same opportunities. The pursuit of any of these strategic transactions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable transactions, whether or not they are consummated.

Any strategic transaction may result in unforeseen operating difficulties and expenditures. If we acquire additional businesses or enter into other strategic transactions, we may not be able to integrate the acquired personnel, operations, and technologies successfully, or effectively manage the combined business following the strategic transactions. In addition, we have limited experience in consummating strategic transactions. We also may not achieve the anticipated benefits from the strategic transactions due to a number of factors, including:

●	failure to evaluate, integrate, utilize or benefit from or accurately anticipate the adoption rates of acquired technologies or services;

●	product synergies, cost reductions, increases in revenue and economies of scale may not materialize as expected;

●	difficulty in retaining, motivating and integrating key management and other employees of the acquired business;

●	the business culture of the acquired entity may not match well with our culture;

●	unforeseen delays, unanticipated costs and liabilities may arise when integrating operations, processes and systems in geographies where we have not conducted business;

●	unanticipated costs or liabilities associated with the strategic transactions;

●	incurrence of transaction-related costs;

●	assumption of the existing obligations or unforeseen liabilities of the acquired business that we were not able to mitigate through due diligence or other means;

●	difficulty integrating the accounting systems, security infrastructure, operations, and personnel of the acquired business;

●	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

●	difficulty converting the current and prospective customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support, or professional services model of the acquired company;

●	diversion of management’s attention from other business concerns;

●	adverse effects to our existing business relationships with business partners and customers as a result of the strategic transactions;

●	unexpected costs may arise due to unforeseen changes in tax, payroll, pension, labor, trade, environmental and safety policies in new jurisdictions where the acquired entity operates;

●	use of resources that are needed in other parts of our business; and

●	use of substantial portions of our available cash to consummate the strategic transaction.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Strategic transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results, increase our financial risk, restrict our ability to take certain actions and cause the market price of our ordinary shares to decline. In addition, if a strategic transaction fails to meet our expectations, our operating results, business, and financial position may suffer.

We may be required to record impairment charges against the carrying value of our goodwill and other intangible assets in the future.

As of June 30, 2023, 2022 and 2021, we had recorded goodwill and intangible assets with a net book value of RM116.6 million ($25.0 million), RM139.1 million ($29.8 million) and RM68.7 million ($14.7 million), respectively. Besides amortizing intangible assets over 5 to 10 years, we are required to test for impairment at least annually and whenever evidence of impairment exists. During the year ended June 30, 2023, 2022 and 2021, amortization of intangible assets of approximately RM22.4 million ($4.8 million), RM15.4 million ($3.3 million) and RM1.5 million ($0.3 million) were recorded in our statements of profit or loss, respectively. Other than that, we have not recorded any impairment charges against the carrying value of our goodwill and intangible assets in the past. The carrying value of our goodwill and intangible asset values are measured using a variety of factors, including values of comparable companies, overall stock market and economic data and our own projections of future financial performance. We may be required in the future to record impairment charges that could have a material adverse effect on our reported results.

We will likely need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

In order to execute our business plans, we expect that we will need to increase the number of our employees and the scope of our operations. Our future financial performance and our ability to deliver solutions and services that meet customers’ expectations and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To manage our anticipated future growth, we will need to continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. In addition, the expansion of our systems and infrastructure may require us to commit financial, operational and managerial resources before our revenues increase and without assurances that our revenues will increase. Moreover, continued growth could strain our ability to maintain reliable service levels for our customers. If we fail to achieve the necessary level of efficiency as we grow, our growth rate may decline and investors’ perceptions of our business and our prospects may be adversely affected, and the market price of our securities could decline.

Our lack of business insurance could expose us to significant costs and business disruption.

The IoT industry in Malaysia is an emerging sector. We currently do not have any product liability or disruption insurance to cover our operations in Malaysia, which, based on public information available to us relating to Malaysia-based IoT companies, is consistent with customary industry practice in Malaysia. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. If we suffer any losses, damages or liabilities in the course of our business operations, we would not have insurance coverage to provide funds to cover any such losses, damages or product claim liabilities. Therefore, there may be instances when we will sustain losses, damages and liabilities because of our lack of insurance coverage, which may in turn materially and adversely affect our financial condition and results of operations.

Our planned expansions outside Malaysia and in the ASEAN region subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition.

A key element of our strategy is to operate and sell our solutions to customers across the ASEAN region. Operating internationally requires significant resources and management attention. We cannot be certain that the investment and additional resources required to operate internationally will produce desired levels of revenue or profitability. Further, operating internationally subjects us to various risks, including:

●	increased management, travel, infrastructure and legal compliance costs associated with having operations in many countries;

●	increased financial accounting and reporting burdens and complexities;

●	variations in adoption and acceptance of our solutions and services in different countries, requirements or preferences for domestic products, and difficulties in replacing products offered by more established or known regional competitors;

●	new and different sources of competition;

●	laws and business practices favoring local competitors;

●	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

●	communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;

●	compliance with foreign privacy and security laws and regulations, including data privacy laws that require customer data to be stored and processed in a designated territory, and the risks and costs of non-compliance;

●	customer preference for data to be stored in a specific geography, location, or region based on unique customer requirements even if not required by applicable privacy and security laws and regulations;

●	compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act), import and export control laws, tax laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products and services in certain foreign markets, and the risks and costs of non-compliance;

●	compliance with foreign laws, regulations and orders related to health and safety, including the ongoing COVID-19 pandemic;

●	heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

●	fluctuations in currency exchange rates and related effects on our results of operations;

●	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

●	different pricing environments, longer sales cycles, and longer accounts receivable payment cycles and collections issues;

●	political and economic conditions and uncertainty in the countries or regions in which we operate and around the world;

●	difficulties in recruiting, managing and retaining local partners, including consulting and implementation firms, to support our operations and sales;

●	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

●	difficulties in recruiting, hiring and retaining employees in certain countries;

●	difficulties in managing an international workforce and maintaining our corporate culture internationally;

●	the preference for localized software and licensing programs;

●	the preference for localized language support;

●	weaker protection in some jurisdictions for intellectual property and other legal rights than in Malaysia and practical difficulties in enforcing intellectual property and other rights outside of Malaysia, if any;

●	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes;

●	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy, and data protection laws and regulations; and

●	global pandemics such as the COVID-19 pandemic and travel restrictions and other measures undertaken by governments in response to such pandemics.

Any of the above risks could adversely affect our planned international operations in the future, including reducing revenue from customers outside of Malaysia or increasing operating costs, each of which could adversely affect our business, results of operations, financial condition, and growth prospects. Some of our business partners also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

As a IoT solution service provider, our success depends on our ability to recruit, deploy and manage employees.

Our profitability and service costs are affected by the utilization rates of our employees. If we are unable to maintain appropriate utilization rates and productivity levels for our employees in delivering our services, our profit margin may suffer. Our employee utilization rates are subject to an array of factors including:

●	our ability to forecast demand for our services and maintain an appropriate number of employees;

●	our ability to hire and integrate new employees;

●	our ability to deploy employees with appropriate skills and seniority to projects;

●	our ability to manage the attrition of our employees; and

●	our need to devote appropriate time and resources to training, professional development and other activities that cannot be billed to our clients.

Our revenue could also suffer if we misjudge demand patterns and do not recruit sufficient personnel to satisfy our future demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to lose contracts or clients. Further, to the extent that we lack sufficient personnel with lower levels of seniority and daily or hourly rates, we may be required to deploy more senior employees with higher rates on projects without the ability to pass such higher rates along to our clients, which could adversely affect our profitability.

If demand for our services and solutions does not develop as expected, our projected revenues and profits may not materialize.

Our future profits are influenced by many factors, including economics, technology advancements, and world events and changing customer preferences. We believe that our target markets will continue to grow, that we will be successful in marketing our services and solutions in these markets. If our expectations as to the size of these markets and our ability to sell our products and services in such markets are not correct, our revenue may not materialize, and our business will be adversely affected.

A failure or breach of our security systems or infrastructure as a result of cyber-attacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

Information security risks for technology companies, such as us, have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. These threats may derive from fraud or malice on the part of our employees or third parties or may result from human error or accidental technological failure. These threats include cyber-attacks such as computer viruses, malicious code, phishing attacks or information security breaches.

Our operations will, in part, rely on the secure processing, transmission and storage of confidential proprietary and other information in our computer systems and networks. Our customers will rely on our digital technologies, computer, email and messaging systems, software and networks to conduct their operations or to utilize our products or services. In addition, to access our products and services, our customers may use personal smartphones, tablet computers and other mobile devices that may be beyond our control.

If a cyber-attack or other information security breach occurs, it could lead to security breaches of the networks, systems or devices that our customers use to access our products and services which could result in the unauthorized disclosure, release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information (including account data information) or data security compromises. Such events could also cause service interruptions, malfunctions or other failures in the physical infrastructure or operations systems that will support our businesses and customers, as well as the operations of our customers or other third parties. Any actual attacks could lead to damage to our reputation with our customers and other parties and the market, additional costs to the Company (such as repairing systems, adding new personnel or protection technologies or compliance costs), regulatory penalties, financial losses to both us and our customers and partners and the loss of customers and business opportunities. If such attacks are not detected immediately, their effect could be compounded. Although we will attempt to mitigate these risks, there can be no assurance that we will be immune to these risks and not suffer losses in the future.

If we fail to develop or protect our intellectual property adequately, our business could suffer.

The Company has attempted, and may attempt, to develop certain intellectual property of its own, but cannot assure that it will be able to develop and/or obtain exclusive rights in trade secrets, patents, trademark registrations and copyright registrations. Aside from two Malaysian trademark applications, we currently own no patents or copyrights in any jurisdiction. The cost of developing, applying for and obtaining such enforceable rights is expensive. Even after such enforceable rights are obtained, there are significant costs for maintaining and enforcing them. The Company may lack the resources to put in place exclusive protection and enforcement efforts. Also, certain of the Company’s product or service offerings initially draws from publicly available technology in the marketplace. The Company’s failure to obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, financial condition and results of operations.

If the Company were to develop intellectual property, the Company may seek to enforce its intellectual property rights on others through litigation. The Company’s claims, even if meritorious, may be found invalid or inapplicable to a party the Company believes infringes or has misappropriated its intellectual property rights. In addition, litigation can:

●	be expensive and time consuming to prosecute or defend;

●	result in a finding that the Company does not have certain intellectual property rights or that such rights lack sufficient scope or strength;

●	divert management’s attention and resources; or

●	require the Company to license its intellectual property.

The Company may rely on trademarks or service marks to establish a market identity for its products or services. To maintain the value of the Company’s trademarks or service marks, the Company might have to file lawsuits against third parties to prevent them from using marks confusingly similar to or dilutive of the Company’s registered or unregistered trademarks or service marks. The Company also might not obtain registrations for its pending or future trademark or service marks applications, and might have to defend its registered trademark or service marks and pending applications from challenge by third parties. Enforcing or defending the Company’s registered and unregistered trademarks or service marks might result in significant litigation costs and damages, including the inability to continue using certain marks.

The laws of foreign countries in which the Company may contemplate doing business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of Malaysia. Adverse determinations in a judicial or administrative proceeding could prevent the Company from offering or providing its products or services or prevent the Company from stopping others from offering or providing competing products, and thereby have a material adverse effect on the Company’s business, financial condition, and results of operations.

Our products, services or processes could be subject to claims of infringement of the intellectual property of others.

Claims that products, services, business methods, or processes infringe upon the proprietary rights of others often are not asserted until after commencement of commercial sales. Third parties may make claims of infringement against the Company in connection with the use of its technology. Any claims, even those without merit, could:

●	be expensive and time consuming to defend;

●	cause the Company to cease making, licensing, or using products that incorporate the challenged intellectual property;

●	divert management’s attention and resources; or

●	require the Company to enter into royalty or licensing agreements in order to obtain the right to use a necessary software product or system.

The Company cannot be certain of the outcome of any litigation. Any royalty or licensing agreement, if required, may not be available to the Company on acceptable terms or at all. The Company’s failure to obtain the necessary licenses or other rights could prevent the development, or distribution of the Company’s products and services and, therefore, could have a material adverse effect on the Company’s business.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our businesses depend on the skills, reputation, and professional experience of our senior management and key employees, the network of resources and relationships they generate during the ordinary course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects. Specifically, our future performance depends on the continued services and contributions of our Chief Executive Officer, Dato’ Sri Liew Kok Leong, and our Chief Financial Officer, Ng Kok Wah who have in-depth knowledge and experience in the technological industry and in managing our operations. Without these key executives and employees, we may not have the ability to execute on our business plans and to identify and pursue new opportunities and innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results. We do not presently maintain any key man life insurance policies.

The COVID-19 pandemic has and may continue to cause a material adverse effect on our business.

In the fiscal years ended June 30, 2022 and 2021, the Malaysian government imposed varying measures to combat the COVID-19 pandemic, ranging from different degrees of movement control orders to nationwide lockdowns. See also “—Risks Related to Operations in Malaysia—Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.” We implemented workplace protocols for our employees in accordance with government requirements. The implementation of measures to prevent the spread of COVID-19 resulted in disruptions to our business development efforts which depend, in part, on attendance at in-person meetings, industry conferences and other events. In addition, economic slowdowns and uncertainty brought by COVID-19 negatively affected market demand and customer spending on certain of our services and products such as smart home installations.

For the year ended June 30, 2022, revenue from the IoT Smart Home and Building line of business was $0.2 million, as compared to $6.7 million for the year ended June 30, 2021, a decrease of $6.6 million or 97.6%. The Malaysian property market slowed down in 2021 and 2022 primarily as a result of the COVID-19 pandemic, which led developers to eschew integrating smart home solutions into their projects in order to cut costs and price their properties at more competitive levels. This market has seen gradual recovery recently as the Malaysian Government decided to lift pandemic restrictions on all economic sectors and move away from widespread restrictive measures in all economic sectors.

The extent to which the COVID-19 pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. The pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Increases in costs, disruption of supply or shortage of materials, in particular for hardware and software, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. We use various materials in our business, including hardware and software, from suppliers.

The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, and could adversely affect our business and operating results.

These risks include:

●	an increase in the cost, or decrease in the available supply, of materials used;

●	disruption in the supply of materials due to quality issues or recalls by manufacturers;

●	tariffs on the materials we source; and

●	increases in global shipping costs due to shipping container shortages and delays at both shipping and receiving ports due to COVID and other factors and lack of appropriate workforce.

Substantial increases in the prices for our materials or prices charged to us would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased prices. Any attempts to increase prices in response to increased material costs could result in cancellations of orders for our services and solutions and therefore materially and adversely affect our brand, image, business, prospects and operating results.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts in Ukraine, the Gaza Strip or any other geopolitical tensions.

U.S. and global markets have experienced volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Although the length and impact of the ongoing conflicts is highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situations in Ukraine, the Gaza Strip and globally and assessing their potential impacts on our business. In addition, sanctions on Russia and hostilities involving Israel could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this registration statement.

We may experience in the future, delays or other complications in the design and manufacture of products we distribute or source for use in our projects which could harm our brand, business, prospects, financial condition and operating results.

We may encounter unanticipated challenges, such as supply chain or logistics constraints, that lead to delays in producing products we distribute or use in our projects. Any significant delay or other complication in the production of such products, including complications associated with expanding our supply chain or obtaining or maintaining regulatory approvals, and/or coronavirus impacts, could materially damage our brand, business, prospects, financial condition and operating results.

Changes in our supply chain may result in increased cost. If we are unsuccessful in our efforts to control supplier costs, our operating results may suffer.

There is no assurance that our suppliers will ultimately be able to meet our cost, quality and volume needs, or do so at the times needed. Furthermore, as the scale of our business increases, we will need to accurately forecast, purchase, warehouse and transport to our project sites components at much higher volumes than we have experience with. If we are unable to accurately match the timing and quantities of components purchases to our actual needs, or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected disruption, storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

Risks Related to Our Industry and Governmental Regulation

The market we compete is competitive.

The market for IoT solutions and services is competitive. Companies in our industry compete on the basis of a number of factors, including technical expertise and industry knowledge, innovation competence, location, price, reputation, scale, financial stability, responsiveness to market demand and effective personnel training and retention.

Our current and potential competitors include traditional software companies developing IoT technologies to seize new growth opportunities, existing IoT players in agriculture, property development and logistics industries and consumer electronics brands that are investing in in-house IoT capabilities, and other smaller companies focused on single niche segments. Our competitors and potential competitors could have substantial competitive advantages such as substantially greater financial, technical and marketing resources, greater name recognition, longer operating histories, greater client support resources, lower labor and development costs, and larger and more mature intellectual property portfolios. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IoT services.

In addition, we have faced, and expect to continue to face, competition from new market entrants. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on a third-party service providers like us. Moreover, as we expand the scope and reach of our solutions, we may face additional competition. If one or more of our competitors were to merge or partner with other competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We may be unable to compete successfully with existing or new competitors and competitive pressures may materially adversely affect our business, financial condition, results of operations and prospects.

If we fail to adopt new technologies to address evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

The information technology industry has experienced rapid technological developments, changes in industry standards, changes in customer requirements and frequent new product introductions and improvements. If we are unable to respond quickly and successfully to these developments, we may lose our competitive position, and our products or technologies may become uncompetitive or obsolete.

Recent new technology trends such as artificial intelligence (AI), cloud computing, 5G, robotic process automation (RPA), IoT and hyper-connectivity continue to shape our industry and require us to keep pace with the changing technologies and evolving industry standards. Our ability to develop, alone or with third parties, or to acquire new products and services that are technologically innovative requires the investment of significant resources and can affect our competitive position. These acquisition and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new commercially successful technologies, products, or services on a timely basis.

Our long-term success will depend on our ability to adapt quickly to rapidly changing technologies, to adapt our services and products to evolving industry standards and to improve the performance and reliability of our services and products. To achieve market acceptance for our product and service offerings, we must effectively anticipate and offer products and services that meet changing customer demands in a timely manner. Customers may require features and functionality that our current products and services do not have or cannot obtain. If we fail to develop products and services that satisfy customer preferences in a timely and cost-effective manner, our ability to retain existing customers and our ability to create or increase demand for our products will be harmed.

If we fail to comply with constantly evolving laws, regulations, and industry standards addressing information and technology networks, privacy, and data security, we could face penalties, liability, and reputational harm, and our business, operations, and financial condition could be adversely affected.

Along with our own confidential data and information retained in the normal course of our business, we or our partners collect and retain third party data, some of which is subject to certain laws and regulations. Our ability to analyze this data to provide the customer with an improved user experience is a valuable component of our services, but we cannot provide assurance that the data we require will be available from these sources in the future or that the cost of such data will not increase. If the data that we require is not available to us on commercially reasonable terms or at all, we may not be able to provide certain parts of our current or planned products and services, and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

In addition, we may also collect and retain other sensitive types of data, including, among other things, audio recordings of telephone calls and video images of customer sites. We must comply with applicable laws and regulations governing the collection, retention, processing, storage, disclosure, access, use, security, and privacy of such information in addition to our own information security and privacy policies and applicable industry standards. The legal, regulatory, and contractual environment surrounding the foregoing continues to evolve, and there has been an increasing amount of focus on privacy and data security issues with the potential to affect our business. These privacy and data security laws, regulations, and standards, as well as contractual requirements, could increase our cost of doing business, and failure to comply with these laws, regulations, standards, and contractual requirements could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity.

In the event of a breach of personal information that we hold or that is held by third parties on our behalf, we may be subject to governmental fines, imprisonment, legal claims, remediation expenses, and/or harm to our reputation. We could incur significant legal costs in defending existing or new claims or in the ultimate resolution of such claims, and we may suffer reputational harm and damage to our brand as a result of such claims or any related publicity. Further, if we fail to comply with applicable privacy and security laws, regulations, policies, and standards; properly protect the integrity and security of our facilities and systems and the data located within them; or defend against cybersecurity attacks; or if our third-party service providers, partners, or vendors fail to do any of the foregoing with respect to data and information assessed, used, stored, or collected on our behalf, our business, reputation, financial condition, results of operations, and cash flows could be materially adversely affected.

Examples of certain requirements we face include those with respect to Personal Data Protection Act 2010, Personal Data Protection Regulations 2013 and Communications and Multimedia Act 1998. These laws and regulations are examples of our need to comply with costly and complex requirements at state, federal, and international levels. As these requirements continue to evolve, and expand to additional jurisdictions, we may incur or be required to incur costs or change our business practices in a manner adverse to our business and failure to comply could result in significant penalties that may materially adversely affect our business, reputation, financial condition, results of operations, and cash flows.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, physical and e-commerce retail, digital content, web services, electronic devices, advertising, and other products and services that we offer or sell. Unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing our business activities. These regulations and laws cover taxation, privacy, data protection, cybersecurity, copyrights, trademarks, distribution of goods, employment, operation of unmanned aircraft systems, premises occupied by us and other matters.

Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions initiated by them, could increase our cost of doing business and require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth, or otherwise have a negative effect on our operations.

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our products and services, which could lead to additional expenses and the loss of customers.

Our products and services depend on the ability of our customers to access the Internet. Currently, this access is provided by companies having significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Some of these providers have the ability to take measures including legal actions, that could degrade, disrupt or increase the cost of user access to certain of our products and services by restricting or prohibiting the use of their infrastructure to support our products or services or charging increased fees to Internet users. Such interference could result in a loss of existing users, advertisers and goodwill, and could result in increased costs and could impair our ability to attract new customers, thereby harming our revenue and growth. Moreover, the adoption of any laws or regulations adversely affecting the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our products and services and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the Internet is subject to uncertainty.

Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anticompetitive practices impeding both our and our customers’ domestic and international growth, increasing our costs or adversely affecting our business. Additional changes in the legislative and regulatory landscape regarding the regulation of the Internet, could harm our business, operating results and financial condition.

The drone industry is subject to various laws and government regulations which could complicate and delay our ability to introduce services, maintain compliance, and avoid violations, which could lead to increased costs or the interruption of business operations that could negatively impact our financial condition and results of operations.

We are developing our drone services business. The commercial drone operations industry is a regulated industry in Malaysia and many other jurisdictions. Flying drones is subject to permissions, licensing or clearance requirements from Civil Aviation Authority of Malaysia. These regulations include Civil Aviation Regulations 2016. While we endeavor to take all the steps necessary to comply with these laws and regulations, there can be no assurance that we can maintain compliance on a continuing basis. Failure to comply could result in monetary liabilities and other sanctions which could increase our costs or decrease our revenue resulting in a negative impact on our business, financial condition and results of operations.

Changes in trade policy such as the imposition of tariffs and the resulting consequences, may have adverse impacts on our business, results of operations and financial condition.

We cannot predict future trade policy, or tariffs and their impact on our business. To the extent that trade tariffs and other restrictions imposed by Malaysia or other countries increase the price of, or limit the amount of, components or materials used in our products and services imported into Malaysia or other countries we operate in the future, or create adverse tax consequences, the sales, cost or gross margin of our operations may be adversely affected and the demand from our customers for products and services may be diminished. Uncertainty surrounding international trade policy and disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If we deem it necessary to alter all or a portion of our activities or operations in response to such policies, agreements or tariffs, our capital and operating costs may increase. As a result, changes in international trade policy, changes in trade agreements and tariffs could adversely affect our business, results of operations and financial condition.

Risks Related to Operations in Malaysia

Our operations are subject to various laws and regulations in Malaysia.

Our business is regulated by various laws and regulations in Malaysia such as regulations on business licenses, intellectual property rights, employment, personal data and privacy, dividends, unmanned aircraft, distribution trade services and cybersecurity. Certain registrations, certificates and/or licenses for the conduct of our business are required under the above laws.

Based on our experience, some of the laws and regulations of the place where we operate our business are subject to amendments, uncertainty in interpretation and administrative actions from time to time. Therefore, we cannot assure you that, for the implementation of our business plans and the introduction of any new services or products, we will be able to obtain all the necessary registrations, certificates and/or licenses. Any failure to comply with the above laws and regulations may give rise to fines, administrative penalties and/or prosecution against us, which may adversely affect our reputation, financial condition or results of operation.

The economy of Malaysia in general might not grow as quickly as expected, which could adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development of the economy in Malaysia. We cannot assure you that the Malaysian economy will continue to grow at the same pace as in the past. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty. In the event that the Malaysian economy suffers, demand for the products we currently offer may diminish, which would in turn result in decreased likelihood of profitability. This could in turn result in a substantial need for restructuring of our business objectives and could result in a partial or entire loss of an investment in our company.

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation.

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. The Malaysian economy registered modest growth of approximately 3.1% in 2021 and after contraction of 5.6% in 2020, according to the Department of Statistics Malaysia. Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty. Furthermore, on March 11, 2020, the World Health Organization or WHO declared the corona virus or COVID-19 a pandemic. To help counter the transmission of COVID-19, the government of Malaysia initiated movement control orders (“MCO”), the first effective March 18, 2020. The MCO had resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in Malaysia. The first MCO was extended three times, each for a two-weeks period, until May 12, 2020. On May 13, 2020, the MCO was eased to a Conditional Movement Control Order (“CMCO”) where most business sectors were allowed to operate under strict rules and Standard Operating Procedures mandated by the government of Malaysia. The CMCO was further relaxed, and on June 8, 2020, Malaysia moved into the Recovery Movement Control Order (“RMCO”). Due to a resurgence of COVID-19, CMCO was reimposed in the states of Sabah, Selangor, Kuala Lumpur and Putrajaya effective October 14, 2020. On November 7, 2020, the CMCO was extended to a wider geographical area to include another six states in the country. Effectively, ten of thirteen states in Malaysia were placed under CMCO with the exceptions of Perlis, Pahang and Kelantan. On January 1, 2021, the Government of Malaysia extended the Recovery Movement Control Order (“RMCO”) through March 31, 2021. On January 12, 2021, the Malaysian government declared a state of emergency nationwide to combat COVID-19. Intermittent lockdowns were imposed in various states and districts in the country. On March 5, 2021, lockdowns in most part of the country was eased to a CMCO, nevertheless, COVID-19 cases in the country continue to rise. On May 12, 2021, Malaysia was again put under a full lockdown nationwide, until the earlier of (i) daily COVID-19 cases infection of the country fall below 4,000; (ii) intensive Unit Care, or ICU, wards start operating at a moderate level; or (iii) 10% of the Malaysian population is fully vaccinated. The country is administering over 400,000 doses of COVID-19 vaccines daily. On July 17, 2021, the full lockdown was slightly eased as 13.9% of the Malaysian population was fully vaccinated, with another 30% having received at least one dose of the vaccine. Malaysia’s COVID-19 restrictions were eased progressively over the course of 2022, with the country eventually reopening its borders and discontinuing the requirement for face masks. On May 5, 2023, the WHO ended the emergency status for COVID-19. However, COVID-19 is still a significant public health problem and will continue to challenge health systems worldwide long term. The extent to which the coronavirus may continue to adversely impact the Malaysian economy is uncertain. In the event that the Malaysia economy suffers, demand for our products may diminish, which would in turn result in adverse impacts on our revenues, cash flows, financial condition and business prospect.

We face the risk that changes in the policies of the Malaysian government could have a significant impact upon the business we may be able to conduct in Malaysia and the profitability of such business.

Policies of the Malaysian government can have significant effects on the economic conditions of Malaysia. A change in policies by the Malaysian government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. We cannot assure you that the government will continue to pursue current policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting Malaysia’s political, economic and social environment.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of the RM against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Malaysia’s political and economic conditions. The value of our ordinary shares will be indirectly affected by the foreign exchange rate between U.S. dollars and RM and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RM relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Currently, we rely entirely on revenues earned in Malaysia, any significant revaluation of RM may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into RM for our operations, appreciation of the RM against the U.S. dollar could cause the RM equivalent of U.S. dollars to be reduced and therefore could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our RM into U.S. dollars for the purpose of making dividend payments on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the RM, the U.S. dollar equivalent of the RM we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a change to our operations and a reduction in the value of these assets.

We are subject to foreign exchange control policies in Malaysia.

The ability of our subsidiaries to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in the countries where we operate. For example, there are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia (“BNM”), the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM or any other country where we operate introduces any restrictions in the future, we may be affected in our ability to repatriate dividends or other payments from our subsidiaries in Malaysia or in such other countries. Since we are a Cayman Islands holding company and rely principally on dividends and other payments from our subsidiaries for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

Because our principal assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in Malaysia.

All of our directors and officers are nationals and residents of a country other than the United States and all of their assets are located outside the United States. In addition, all of our assets are located outside of the United States. It may therefore be difficult for shareholders in the United States to effect service of process within the United States upon us or our directors and officers or to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us or our directors and officers in the courts of either the U.S., Cayman Islands or Malaysia and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in Malaysian courts.

Failure to comply with the U.S. Foreign Corrupt Practices Act and Malaysia anti-corruption laws could subject us to penalties and other adverse consequences.

We are required to comply the Malaysia’s anti-corruption laws and the United States Foreign Corrupt Practices Act (“FCPA”), which generally prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business, directing business to another, or securing an advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.

Risks Related to Ownership of Our Ordinary Shares

The price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you could lose all or part of your investment.

Our periodic operating results are likely to fluctuate as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our ordinary shares to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above price you paid or at all. The trading price of our ordinary shares may fluctuate in response to various factors, including:

●	variations in our operating results compared to market expectations;

●	adverse publicity about us, the industries we participate in or individual scandals;

●	announcements of new offerings or significant price reductions by us or our competitors;

●	stock price performance of our competitors;

●	fluctuations in stock market prices and volumes;

●	changes in senior management or key personnel;

●	changes in financial estimates by securities analysts;

●	negative earnings or other announcements by us or our competitors;

●	incurrence of indebtedness, defaults on indebtedness, or issuances of additional capital stock;

●	global economic, legal and regulatory factors unrelated to our performance; and

●	the other factors listed in this “Risk Factors” section.

Any of these factors may result in large and sudden changes in the volume and price at which the ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Volatility in the market price of our ordinary shares may also prevent investors from being able to sell their shares at or above the price at which they acquired our shares. As a result, you may suffer a loss on your investment.

We may not be able to maintain a listing of our ordinary shares on Nasdaq.

We must meet certain financial and liquidity criteria to maintain the listing of our ordinary shares on Nasdaq. If we fail to meet Nasdaq’s continued listing requirements, our ordinary shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our ordinary shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our ordinary shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our ordinary shares. The delisting of our ordinary shares could significantly impair our ability to raise capital and the value of your investment.

Some of our directors and executive officers own shares of ARB Berhad or other securities or rights to acquire ARB Berhad’s shares and hold positions with ARB Berhad, which could cause conflicts of interest, or the appearance of conflicts of interest.

Some of our directors and executive officers own ARB Berhad’s outstanding shares and other securities or rights to purchase ARB Berhad’s shares. Dato’ Sri Liew Kok Leong had served as an Executive Director of ARB Berhad until December 28, 2023.

Ownership of ARB Berhad’s shares and other securities or rights to purchase ARB Berhad’s shares by our directors and executive officers and the presence of executive officers or directors of ARB Berhad on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and ARB Berhad that could have different implications for ARB Berhad than they do for us. As a result of these actual or apparent conflicts of interest, we may be precluded from pursuing certain growth initiatives.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

We have never paid cash dividends on our ordinary shares and do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on our ordinary shares to date and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our ordinary shares. Accordingly, investors must be prepared to rely on sales of their ordinary shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our ordinary shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Raising additional capital may cause dilution to our shareholders or restrict our operations.

To support our expanding business, we may need additional capital to continue to make significant investments in our new and existing business. We cannot assure you that cash generated by our operations will be sufficient to allow us to fund such expansion. If cash flows from operations are not sufficient, we may need additional equity or debt financing to provide the funds required to expand our business. If such financing is not available on satisfactory terms or at all, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses which may contain covenants that restrict the operation of our business, and must be repaid regardless of operating results. Equity financing, or debt financing that is convertible into equity, could result in additional dilution to our existing shareholders.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies may require us to delay, scale back or eliminate some or all of our operations or the expansion of our business, which may have a material adverse effect on our business, operating results, financial condition or prospects.

We may issue additional equity or debt securities, which are senior to our ordinary shares as to distributions and in liquidation, which could materially adversely affect the market price of our ordinary shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. In addition, any additional preferred stock, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your ordinary shares and diluting your interest in our company.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

We qualify as an “emerging growth company” under the JOBS Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the end of any second fiscal quarter before that time, we would cease to be an emerging growth company as of the following year end.

Because we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our ordinary shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our ordinary shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Malaysia or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

As a result, if we rely on some of these exemptions, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected. In addition, our amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

General Risk Factors

We may have difficulty scaling and adapting our existing infrastructure to accommodate a larger customer base, technology advances or customer requirements.

In the future, advances in technology, increases in traffic, and new customer requirements may require us to change our infrastructure, expand our infrastructure or replace our infrastructure entirely. Scaling and adapting our infrastructure are likely to be complex and require additional technical expertise. If we are required to make any changes to our infrastructure, we may incur substantial costs and experience delays or interruptions in our service. These delays or interruptions may cause customers to become dissatisfied with our service and move to competing service providers. Our failure to accommodate increased traffic, increased costs, inefficiencies or failures to adapt to new technologies or customer requirements and the associated adjustments to our infrastructure could harm our business, financial condition and results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “anticipate,” “aim,” “believe,” “contemplate,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “poise,” “project,” “potential,” “suggest,” “should,” “strategy,” “target,” “will,” “would,” and similar expressions or phrases, or the negative of those expressions or phrases, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus and incorporated by reference into this prospectus, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control.

Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditure;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industry; and

●	government policies and regulations relating to our industry.

The foregoing forward-looking statements should not be construed as exhaustive and should be read together with the other cautionary statements included in the 2023 Annual Report on Form 20-F, which is incorporated by reference herein. Please consider our forward-looking statements in light of those risks as you read this prospectus and the documents incorporated by reference into this prospectus. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the section entitled “Risk Factors” in this prospectus and in our periodic filings with the SEC. Our SEC filings are available publicly on the SEC’s website at www.sec.gov.

You should not assume that the information contained in this prospectus is accurate as of any date other than as of the date of this prospectus, or that any information incorporated by reference into this prospectus is accurate as of any date other than the date of the document so incorporated by reference. Except as required under the federal securities laws, the rules and regulations of the SEC, stock exchange rules, and other applicable laws, regulations and rules, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

USE OF PROCEEDS

This prospectus relates to ordinary shares of our company that will be distributed by ARB Berhad to its shareholders.  We will not receive any proceeds from the distribution of our ordinary shares by ARB Berhad to its shareholders.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of January 22, 2024, and as adjusted to reflect distribution of our ordinary shares offered by ARB Berhad, for:

●	each of our named executive officers and directors;

●	all of our named executive officers and directors as a group; and

●	each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares that they beneficially own.

Applicable percentage ownership is based on 26,437,500 ordinary shares outstanding at January 22, 2024. For purposes of computing percentage ownership after this distribution, we have assumed 20,124,963 ordinary shares held by ARB Berhad will be distributed in this distribution. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares subject to options or other convertible securities held by that person or entity that are currently exercisable or issuable or that will become exercisable or issuable within 60 days of January 22, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, 2F-09, Pusat Perdagangan IOI, No. 1 Persiaran Puchong Jaya Selatan, Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia.

			Ordinary shares Beneficially Owned After this Distribution
	Ordinary Shares Beneficially Owned Prior to this Distribution		Assuming 20,124,963 ordinary shares distributed
	Shares	%	Shares	%
Directors and Executive Officers:
Dato’ Sri Liew Kok Leong, CEO and Chairman(1)	0	*	7,142,360	27.02%
(Addy) Ng Kok Wah, CFO and Director	0	*	0	*
(Kevin) Khor Chin Meng, Director	0	*	0	*
(Julia) Yuen Ya Ting, Director	0	*	0	*
Noor Amalina Binti Ali, Director	0	*	0	*
All executive officers and directors (5 persons)	0	*	7,142,360	27.02%

Other Principal Shareholders:
ARB Berhad	25,000,000	94.56%	4,875,037	18.44%
Ukay One Sdn. Bhd (1)	0	*	3,259,200	12.33%

*	Less than 1%

(1)	Includes 3,883,160 ordinary shares directly held by Dato’ Sri Liew Kok Leong, and 3,259,200 ordinary shares held by Ukay One Sdn Bhd, if 20,124,963 ordinary shares are distributed. Dato’ Sri Liew Kok Leong and his wife, Datin Lim Lee Kian, each holds 50% equity interests of Ukay One Sdn Bhd.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DESCRIPTION OF SECURITIES

Share Capital

The authorized share capital of the Company is $50,000 divided into 500,000,000 shares, par value of $0.0001 each, comprising 500,000,000 shares of a single class. Our ordinary shares have been listed on the Nasdaq Stock Market since April 5, 2023, under the symbol “ARBB.”

As of the date of this prospectus, there were 26,437,500 ordinary shares issued and outstanding.

The following description summarizes important terms of our share capital. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated memorandum of association and articles of association and certain related sections of the Companies Act of the Cayman Islands (the “Companies Act”). We encourage you to read our amended and restated memorandum of association and articles of association, which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the applicable sections of the Companies Act for additional information.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our memorandum and articles of association have provisions that provide our shareholders with the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware, the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) in the case of a member scheme, seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and (ii) in the case of a creditor scheme, a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we intend to enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association do not provide our shareholders with any right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Warrants

In connection with our initial public offering, we issued warrants to purchase 71,875 ordinary shares to the underwriter, of which (i) 62,500 shares are exercisable at any time beginning on October 10, 2023 until April 10, 2026 and (ii) 9,375 shares are exercisable at any time beginning on October 25, 2023 until April 25, 2026. These warrants have the same exercise price of $4.40 per share (110% of the public offering price per share).

Transfer Agent and Registrar

VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, telephone 212-828-8436, is the transfer agent for our ordinary shares.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding warrants, in the public market, or the possibility of these sales occurring, could cause the prevailing market price for our ordinary shares to fall or impair our ability to raise equity capital in the future.

Following the effectiveness of the registration statement of which this prospectus is a part, up to 20,124,963 ordinary shares distributed to the shareholders of ARB Berhad will be freely transferable without restriction or further registration under the Securities Act, except for shares received by persons who may be deemed to be our “affiliates,” as such term is defined under the Securities Act. Persons who may be deemed to be our affiliates after the distribution include individuals or entities that control, are controlled by or under common control with our company, and include our directors and principal executive officers, as well as any shareholder owning 10% or more of our issued and outstanding ordinary shares. Our ordinary shares held by affiliates may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, including an exemption contained in Rule 144 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of our company for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of our ordinary shares then outstanding; or

●	the average weekly trading volume of our ordinary shares for the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

THE DISTRIBUTION

Description of the Distribution

ARB Berhad is effectuating the distribution pursuant to the terms of the resolutions adopted by its board of directors on October 17, 2023. As of the date of this prospectus, we had 26,437,500 ordinary shares issued and outstanding, 25,000,000 of which were held by ARB Berhad. ARB Berhad intends to distribute up to 20,124,963 of our ordinary shares to its shareholders, representing 76.12% of our issued and outstanding ordinary shares. The board of directors of ARB Berhad set the record date for this distribution as January 22, 2024.  As of the record date, ARB Berhad had 1,249,801,166 ordinary shares issued and outstanding.  ARB Berhad’s shareholders at the close of business on the record date are entitled to receive the shares distributed on a pro rata basis. Consequently, ARB Berhad’s shareholders will receive our ordinary shares at a ratio of 14 of our ordinary shares for every 1,000 shares of ARB Berhad that they held on the record date. Our ordinary shares being distributed to the shareholders of ARB Berhad will be registered in book entry form and no share certificates representing those shares will be delivered to any shareholders of ARB Berhad.

Reasons for the Distribution

We are engaging in the distribution principally because management of both our company and ARB Berhad believe that the distribution will benefit the shareholders of ARB Berhad since distributing our ordinary shares will enable the shareholders of ARB Berhad to increase or decrease their level of participation in our business by varying their level of investment in us separate from ARB Berhad, and will benefit our shareholders by increasing the number of holders of our ordinary shares, which our management believes could enhance the liquidity of our shares.

The distribution will allow management of each company to focus solely on the business of that business. ARB Berhad focuses on the provision of enterprise resource planning (ERP) solutions. Our company is engaged in providing IoT related solutions and systems. The distribution will allow us to pursue our business plan independently. It also allows ARB Berhad to focus on its ERP business and other potential businesses. The distribution will provide investors with greater choice and flexibility in their investment decisions. It may also enhance access to financing by allowing the financial community to focus separately on each company.

Tax Considerations

ARB Berhad has not requested, nor does it intend to request, a ruling from the Internal Revenue Service or an opinion of tax counsel as to the federal income tax consequences of the distribution. However, based on the facts of the proposed transaction, it is the opinion of the management of ARB Berhad that the distribution of our ordinary shares will be treated as a taxable dividend distribution of property to its shareholders. The amount of the distribution for purposes of Section 301 of the Code will be equal to the fair market value of our shares on the date of the distribution. However, each shareholder’s individual circumstances may affect the tax consequences of the distribution to such shareholder. We strongly urge all shareholders of ARB Berhad to consult with their own tax, financial, or investment advisor or legal counsel experienced in these matters. See “Material U.S. Federal Tax Consequences of the Distribution” for more information.

Tradability of Our Shares

Following the effectiveness of the registration statement of which this prospectus forms a part, our ordinary shares distributed to shareholders of ARB Berhad will be freely transferable without restriction or further registration under the Securities Act, except for shares received by persons who may be deemed to be our “affiliates,” as such term is defined under the Securities Act. Persons who may be deemed to be our affiliates after the distribution include individuals or entities that control, are controlled by or under common control with our company, and include our directors and executive officers, as well as any shareholder owning 10% or more of our issued and outstanding ordinary shares. Ordinary shares of our company held by affiliates may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, including an exemption contained in Rule 144 under the Securities Act. See “Shares Eligible for Future Sale” for additional information.

Shareholder Approval; Appraisal Rights

No approval by the shareholders of our company is required for distribution, and none is being sought.  Nor do the shareholders of our company have any appraisal rights in connection with the distribution.

Effect of the Distribution

Following the distribution, we will no longer be a majority-owned subsidiary of ARB Berhad, and ARB Berhad will own approximately 18.44% of our issued and outstanding ordinary shares immediately following the distribution.

Reason for Furnishing this Prospectus

We are furnishing this prospectus to provide information to shareholders of ARB Berhad who will receive our shares in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities or those of ARB Berhad. The information contained in this prospectus is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither our company nor ARB Berhad is required to update the information except in the normal course of their public disclosure obligations and practices.

PLAN OF DISTRIBUTION

This prospectus relates to the distribution by ARB Berhad of up to 20,124,963 ordinary shares of our company to its shareholders. ARB Berhad intends to distribute up to 20,124,963 of our ordinary shares to its shareholders, representing 76.12% of our issued and outstanding ordinary shares. The board of directors of ARB Berhad set the record date for this distribution as January 22, 2024.  As of the record date, ARB Berhad had 1,249,801,166 ordinary shares issued and outstanding.

Our ordinary shares will be distributed by VStock Transfer, LLC, the distribution agent. Shareholders of ARB Berhad at the close of business on the record date are entitled to receive the shares distributed on a pro rata basis. Consequently, ARB Berhad’s shareholders will receive our ordinary shares at a ratio of 14 of our ordinary shares for every 1,000 shares of ARB Berhad that they held on the record date. ARB Berhad will incur certain customary distribution agent fees and expenses in connection with facilitating the distribution. We will bear all other costs of the distribution.

We have not employed any brokers, dealers or underwriters in connection with the distribution of the ordinary shares. Except as described in this section, we are not paying any other commissions, underwriting fees or discounts in connection with this distribution. We will not receive any proceeds from the resale of ordinary shares by the shareholders of ARB Berhad.

The shareholders of ARB Berhad who will be receiving our ordinary shares will receive the shares as soon as practicable after the registration statement of which this prospectus forms a part has been declared effective by the SEC. Our ordinary shares being distributed to the shareholders of ARB Berhad will be registered in book entry form and no share certificates representing those shares will be delivered to any shareholders of ARB Berhad. No shareholder of ARB Berhad is required to make any payment or exchange any shares in order to receive our ordinary shares in the distribution.

ARB Berhad and any brokers, dealers or agents, upon effecting the sale of any of the shares offered by this prospectus, may be deemed “underwriters” as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under those statutes. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of our ordinary shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

ARB Berhad and any other persons participating in the sale or distribution of the shares offered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by persons who purchase shares from the shareholders of ARB Berhad who receive our ordinary shares in the distribution. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to the same securities for a specified period of time prior to the commencement of the distribution, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES OF THE DISTRIBUTION

The following summary is based on laws, regulations, rulings, practice, and judicial decisions in effect at the date of this prospectus, and does not take into account possible changes to such laws or such interpretations, if any, any of which may be applied retroactively. Additionally, legislative, regulatory, or interpretive changes or future court decisions may significantly modify the statements made in this description. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences described herein.

Tax Considerations to U.S. Holders in Respect of Ownership and Disposition of Our Ordinary Shares

This discussion applies only to a U.S. Holder that acquires our ordinary shares in this distribution and holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the net investment income tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	securities dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes and their partners or investors;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons that own or are deemed to own ordinary shares representing 10% or more of our voting power or value; or

●	persons holding ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) receives or owns our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships receiving or owning ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of receiving, owning and disposing of our ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of receiving, owning and disposing of our ordinary shares in their particular circumstances.

Certain U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the distribution by ARB Berhad of our ordinary shares to its shareholders. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and do not intend to seek an advance ruling from the Internal Revenue Service regarding any matter discussed herein.

Tax Treatment of the Distribution in General

For U.S. federal income tax purposes, the distribution will not be eligible for treatment as a tax-deferred distribution by ARB Berhad with respect to its shares. Accordingly, the distribution will generally be treated as a fully taxable transaction. The discussion below describes the U.S. federal income tax consequences to a U.S. holder upon the receipt of our ordinary shares in the distribution.

Although ARB Berhad may ascribe a value to the ordinary shares distributed in the distribution, this valuation is not binding on the Internal Revenue Service or any other taxing authority. These taxing authorities could ascribe a higher valuation to the distributed ordinary shares, particularly if, following the distribution, those shares of ordinary shares trade at prices significantly above the value ascribed to those shares by ARB Berhad. Such a higher valuation may affect the distribution amount and thus the U.S. federal income tax consequences of the distribution to ARB Berhad’s shareholders. Fractional ordinary shares will not be distributed.

Tax Basis and Holding Period of Our Shares Received by Shareholders of ARB Berhad

The tax basis of a shareholder of ARB Berhad in our ordinary shares received in the distribution generally will equal the fair market value of such shares on the date of the distribution, and the holding period for such shares will begin the day after the date of the Distribution.

Taxation of the Distribution

A U.S. holder generally will be required to include in gross income as dividends the amount received in connection with the distribution to the extent the distribution is paid out of ARB Berhad’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such current and accumulated earnings and profits generally will be treated as a return of capital that will be applied against and reduce a U.S. holder’s adjusted tax basis in such U.S. holder’s shares of ARB Berhad’s stock (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below.

If a U.S. holder is a non-corporate U.S. holder, under tax laws currently in effect, dividends generally will be taxed at the preferential applicable long-term capital gains rate so long as such U.S. holder satisfies the holding period requirement (i.e., more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period that begins sixty (60) days before the ex-dividend date) and certain other requirements are met.

Taxation of Distributions on our Ordinary Shares

Except as described below under “—Passive Foreign Investment Company Rules,” distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the passive foreign investment company rules described below, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Sale or Other Taxable Disposition of our Ordinary Shares

Except as described below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Since our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, variable interest entities or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity referred to as a Lower-tier PFIC), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ordinary shares exceed 125% of the average of the annual distributions on ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if our ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ordinary shares would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Capital Market, where our ordinary shares are traded, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ordinary shares will be treated as discussed under “—Taxation of Distributions” above.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ordinary shares if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

If we are a PFIC for any taxable year during which a U.S. Holder owns our ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns our ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder owned any of our ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ordinary shares unless the ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares.

YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE DISTRIBUTION OF OUR SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF CHANGE IN THE APPLICABLE LAWS.

LEGAL MATTERS

The validity of the ordinary shares covered by this prospectus will be passed upon by Conyers Dill & Pearman to the extent governed by the laws of the Cayman Islands.

EXPERTS

The consolidated financial statements of our company as of and for the years ended June 30, 2023, 2022 and 2021 appearing in our annual report on Form 20-F for the year ended June 30, 2023 have been incorporated by reference herein in reliance upon the report of BF Borgers CPA PC, an independent registered public accounting firm, as set forth therein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference as of their respective dates of filing are:

●	Annual Report on Form 20-F for the year ended June 30, 2023, filed on October 30, 2023;

●	Form 6-K Report, furnished on November 16, 2023;

●	Form 6-K Report, furnished on January 4, 2024; and

●	The description of the Company’s Ordinary Shares contained in the Form 8-A12B, filed with the SEC on March 24, 2023, and any further amendment or report filed hereafter for the purpose of updating such description.

All annual reports on Form 20-F and any amendment thereto and any report on Form 6-K (or portion thereof) that expressly indicates it is being incorporated by reference in this prospectus, in each case, that we file with or furnish to the SEC prior to the termination or completion of the distribution under this prospectus (including all such reports or documents we may file with or furnish to the SEC on or after the date on which the registration statement of which this prospectus is a part is first filed with the SEC and prior to the effectiveness of the registration statement), will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing or furnishing of such reports and documents. Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC.

Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any prospectus supplement modifies or supersedes such statement.

All of the documents that are incorporated by reference are available at the website maintained by the SEC at http://www.sec.gov. In addition, copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, to whom a copy of this prospectus is delivered on the written or oral request of that person made to: ARB IOT Group Limited, at 2F-09, Pusat Perdagangan IOI, No. 1 Persiaran Puchong Jaya Selatan, Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia. Telephone: +6010-947 5998.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, the exhibits filed therewith or the documents incorporated by reference therein. For further information about us and the securities offered hereby, reference is made to the registration statement, the exhibits filed therewith and the documents incorporated by reference therein. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We are required to file or furnish reports and other information with the SEC pursuant to the Exchange Act, including annual reports on Form 20-F and reports of foreign private issuer on Form 6-K.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. The information on our website (www.arbiotgroup.com), other than the Company’s SEC filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Up to 20,124,963 Ordinary Shares

ARB IOT Group Limited

PROSPECTUS

January 25, 2024